Mail Stop 3010

February 23, 2010

Via U.S. Mail and Facsimile 240.744.1199

Mr. Sean M. Mahoney
Executive Vice President and Chief Financial Officer
DiamondRock Hospitality Company
6903 Rockledge Drive, Suite 800
Bethesda, MD 20817

> **Re:** **DiamondRock Hospitality Company**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the fiscal quarter ended September 11, 2009**
> **Filed October 20, 2009**
> **Schedule 14A**
> **Filed March 3, 2009**
> **File No. 1-32514**

Dear Mr. Mahoney:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief